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10027928

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39058

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 _____ AND ENDING December 31, 2009 ✕

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Annuities Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Drive

                                        (No. and Street)

Shelton, CT 06484-0883

            (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Horn 973-802-5484

                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

                              (Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017

       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    [X] Certified Public Accountant

         Public Accountant

         Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Margaret Horn _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Annuities Distributors, Inc. _____, as of December 31 _____, 2009 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed
before me this
2nd day of Feb, 2010

_____
Notary Public

KATHLEEN M. VISO
ID # 2365627
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 10/18/2012

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
-    (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
-    (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-    (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
-    (m) A copy of the SIPC Supplemental Report.
-    (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prudential Annuities Distributors, Inc.

Statement of Financial Condition
December 31, 2009

SEC. I.D. No. 8-39058

Prudential Annuities Distributors, Inc.
Index
December 31, 2009



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Prudential Annuities Distributors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Annuities Distributors, Inc. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 24, 2010

1

Prudential Annuities Distributors, Inc.
Statement of Financial Condition
December 31, 2009

(dollars in thousands)

Assets		
Cash and cash equivalents	$	6,757
Accounts receivable		80
Prepaid commissions		8,399
Prepaid expenses and other assets		321
Total assets	$	15,557
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliates	$	8,392
Accounts payable, accrued expenses and other liabilities		67
Income taxes payable		76
Total liabilities		8,535
Commitments and contingent liabilities (Note 5)		
Stockholder's equity		
Contributed capital		6,996
Undistributed earnings		26
Total stockholder's equity		7,022
Total liabilities and stockholder's equity	$	15,557

The accompanying notes are an integral part of these financial statements.

(dollars in thousands)

1. Organization and Nature of Business

Prudential Annuities Distributors, Inc. (the "Company"), with its principal offices in Shelton, Connecticut, is a wholly-owned subsidiary of Prudential Annuities, Inc., which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is the principal underwriter and broker-dealer for SEC registered life and annuity products issued by an affiliated company, Prudential Annuities Life Assurance Corporation ("PALAC"). In addition, the Company and Prudential Investment Management Services, LLC ("PIMS"), an affiliate, are co-distributors and underwriters of the Strategic Partners Mutual Funds, Inc. ("SPMF") Funds. As per the terms set forth in the underwriting and distribution agreement, the SPMF Funds are required to pay to the Company the portion of the distribution and shareholder servicing fees attributable to Class M (formerly Class B) shares and Class X shares, which is used to offset associated distribution and service fee expense.

As more fully described in Note 4, as of November 19, 2007 the Company became principal underwriter and distributor of registered variable annuities issued by three affiliates, Prudential Insurance Company of America ("PICA"), Pruco Life Insurance Company ("PLAZ"), and Pruco Life Insurance Company of New Jersey ("PLNJ").

Effective June 1, 2006, the Company entered into wholesaling and marketing support agreements with Allstate Life Insurance Company, Allstate Life Insurance Company of New York and Allstate Distributors, LLC (the "underwriter"). Under the terms of the agreements, the underwriter shall pay the Company, as the wholesaler for servicing contracts, a marketing allowance of 125 basis points of all premium paid under variable contracts issued to customers.

As more fully described in Note 4, the Company has arrangements with PALAC relating to the receipt of commission revenue and management and administrative fee income. In addition, the Company has various agreements with Prudential companies relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, travel, wholesaler compensation, systems and equipment. The accompanying Statement of Financial Condition may not be indicative of the financial condition if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

The Company's cash and cash equivalents consist of funds on deposit in a corporate account at a commercial bank, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value.

(dollars in thousands)

3. Income Taxes

The Company is a member of an affiliated group of companies that join in filing a consolidated federal income tax return. In addition, the Company and certain affiliates join in the filing of a consolidated state income tax return.

Pursuant to the Prudential tax allocation agreement, total federal and state income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

On January 1, 2007, the Company adopted the revised authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at December 31, 2009.

In December 2006, the Internal Revenue Service ("Service") completed all fieldwork with respect to its examination of the consolidated Federal income tax returns for tax years 2002-2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the Service for additional review and Prudential responded to the Service's request for additional information. The Service proposed an adjustment which was submitted to the Joint Committee in October 2008. Prudential was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the Service. Accordingly, the final report was processed and a refund was received in February 2009. These activities had no impact on the Company's results.

In January 2007, the Service began an examination of the consolidated U.S. Federal income tax years 2004 through 2006. For the consolidated U.S. Federal income tax years 2007, 2008, and 2009 Prudential participated in the IRS's Compliance Assurance Program (the "CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with Prudential on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will shorten the time period between Prudential's filing of its Federal income tax return and the IRS's completion of its examination of the return.

(dollars in thousands)

4. Related Party Transactions

As discussed in Note 1, the Company has arrangements with PALAC whereby the Company earns commission income from the sale of variable life insurance and variable annuity contracts issued by PALAC. The Company is the principal underwriter on these contracts and earns compensation in accordance with its underwriting agreement with PALAC, whereby the Company earns commissions for acting as principal underwriter, and the Company incurs commission expense to broker-dealer organizations. PALAC, as paying agent, makes all cash payments on behalf of the Company.

The Company has an arrangement with PALAC whereby the Company earns management and administrative fee income from PALAC as compensation for services performed.

Under the terms of the distribution and principal underwriting agreements discussed in Note 1, PICA, PLAZ and PLNJ (the "insurance companies") are responsible for payment of commissions on the sale of variable annuity products issued by the insurance companies. The insurance companies reimburse the Company for costs and expenses incurred in connection with the agreements.

The Company receives various services from Prudential companies which include services of officers, the use of telecommunications, office space, travel, wholesaler compensation, systems and equipment. The costs of these services are charged to the Company pursuant to service agreements with Prudential companies.

At December 31, 2009, the due to affiliates balance of $8,392 reported in the Statement of Financial Condition are primarily a result of the activities described above.

Cash and cash equivalents of $6,757 represents 6,756,993 shares of a Prudential money market mutual fund distributed by PIMS.

5. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $4,213, which was $3,644 in excess of its required net capital of $569. The Company's ratio of aggregate indebtedness to net capital was 2.03 to 1.

(dollars in thousands)

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

7. **Subsequent Events**

The Company has evaluated and determined that no events or transactions occurred after December 31, 2009 that would require recognition or disclosure in the Statement of Financial Condition through February 24, 2010, which is the issuance date of this statement.